Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three Months Ended October 31

	2005	2004

Net income available to stockholders (numerator)	$1,028	$1,280

Shares Calculation (denominator)
Average shares outstanding – Basic Common	4,001	4,053
Average shares outstanding – Basic Class B Common	1,458	1,450
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	352	446

Average shares outstanding – Assuming dilution	5,811	5,949

Net Income Per Share:
Basic Common	$0.20	$0.25

Net Income Per Share:
Basic Class B Common	$0.15	$0.19

Diluted	$0.18	$0.22